

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Stephen C. Larkin
Chief Financial Officer
Bayou City Exploration, Inc.
632 Adams, Suite 700
Bowling Green, Kentucky 42101

> **Re: Bayou City Exploration, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed January 14, 2011**
> **File No. 0-27443**

Dear Mr. Larkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Shannon
Branch Chief